U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

|_| Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Henkel KGaA
     67 Henkelstra(beta)e
     40191 Dusseldorf
     Germany

2.   Issuer Name and Ticker or Trading Symbol

     Ecolab Inc. (ECL)

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.   Statement for Month/Year

     October/1999

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |_|  Director                     |X|   10% Owner (see attached statement)
     |_|  Officer (give title below)   |_|   Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     |X| Form filed by One Reporting Person
     |_| Form filed by More than One Reporting Person

__________
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form      7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, par value $.01
per share                             10/29/99        P             102,000       A     $33.75    16,677,512      D(1)
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Common Stock, par value $.01                                                                                              Held by
per share                                                                                         14,666,664      I(1)    Subsidiary

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
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Explanation of responses: (1) Since the Reporting Person's last filing on Form
4, the common stock of the Issuer was split 2-for-1, resulting in the Reporting Person's increased ownership of shares of common stock.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at end    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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

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Explanation of responses:

** Intentional misstatements or omissions of fact constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signature of Reporting Person

Henkel KGaA

By:  /s/ A. Barthling                       By:  /s/ T.G. Kuhn
     ----------------                            -------------
Name:  A. Barthling                         Name:  T.G. Kuhn
Title:  Corporate Financial Controller      Title:  Senior Counsel
Date:  November 9, 1999                     Date:  November 9, 1999

STATEMENT ATTACHED TO FORM 4
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
BY HENKEL KGAA
67 HENKELSTRA(beta)E
40191 DUSSELDORF
GERMANY

November 9, 1999


ITEM 6.  Relationships of Reporting Person to Company

     Henkel KGaA ("Henkel") is the beneficial owner of more than 10 percent of the outstanding common stock of Ecolab Inc. ("Ecolab"). Under an agreement dated as of June 26, 1991, between Ecolab and Henkel, Ecolab agreed to take all necessary actions to have such number of designees of Henkel nominated to Ecolab's Board of Directors so that Henkel has representation on the Board of Directors proportionate with its stock ownership. Pursuant to this agreement, Albrecht Woeste, Dr. Roland Schulz and Hugo Uyterhoeven currently serve on the Board of Directors of Ecolab.